Filed by Southern Union Company

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Southern Union Company

Commission File No. 333-175461

On November 30, 2011, Southern Union Company sent the below Blackout Period Notice regarding the liquidation of Southern Union Company stock held in the Southern Union Company Savings Plan to Savings Plan Participants

SOUTHERN UNION STOCK BLACKOUT PERIOD NOTICE

TO:	Participants, Beneficiaries and Alternate Payees (“Participants”) who have Account Balances under the Southern Union Savings Plan (the “Savings Plan” or the “Plan”)
FROM:	John R. Moore, Vice President, Human Resources, on behalf of the Southern Union Company Benefits Committee
DATE:	November 30, 2011
SUBJECT:	Southern Union Stock Blackout Period – Important Notice Concerning Your Rights under the Plan

The purpose of this Notice is to inform you of a “Blackout Period” that will occur under the Savings Plan in connection with the liquidation of the Plan’s investment fund that provides for investment directly in shares of Southern Union Company (“Southern Union”) common stock (the “Liquidation”).  The Blackout Period is expected to begin at 4 p.m. ET on Thursday, January 5, 2012 and is expected to end at 4 p.m. ET on Friday, January 13, 2012.  During the Blackout Period, those of you who continue to hold investments in Southern Union stock under the Plan when the Blackout Period begins will be restricted from exercising certain rights otherwise available under the Plan.  Even after the Blackout Period ends, Southern Union stock will no longer be an available investment option under the Plan.

Background

As you are likely aware, Southern Union, Energy Transfer Equity, L.P. (“ETE”) and Sigma Acquisition Corporation have entered into the Second Amended and Restated Agreement and Plan of Merger dated as of July 19, 2011, as amended by Amendment No. 1 thereto dated as of September 14, 2011 (the “Merger Agreement”).  Pursuant to Section 5.7(c) of the Merger Agreement, ETE has exercised its right to request that Southern Union take such actions as may be necessary to eliminate, from the Savings Plan, any investment fund, election or alternative that provides for an investment directly in shares of Southern Union stock, as of no later than immediately prior to the closing of the transactions contemplated by the Merger Agreement.  ETE has stated that the reason that it has requested that Southern Union eliminate investments in Southern Union stock under the Plan is that the receipt and retention of merger consideration in the form of ETE common units by Plan Participants would result in prohibited transactions under applicable rules and regulations of the Employee Retirement Income Security Act of 1974, as amended.

Your Investments in Southern Union Stock Prior to the Blackout Period

During the Blackout Period, the Liquidation of investments in Southern Union stock, and the allocation and reinvestment of the proceeds of the Liquidation to the affected Participants’ Plan accounts, will occur.  As noted above, the Blackout Period is expected to begin at 4 p.m. ET on Thursday, January 5, 2012.  Until then, absent any applicable securities law restrictions that apply to your trading in Southern Union securities, you will continue to be able to direct and diversify all of the assets credited to your Savings Plan account among all of the investment options available under the Plan, including investments in Southern Union stock, under the Plan’s standard procedures.  However, any Southern Union stock that remains in your Plan account when the Blackout Period begins will be sold and liquidated by the Plan trustee.  You are encouraged to consult with your independent investment advisor concerning your decisions with respect to any Southern Union stock held in your Plan account.

If your Plan account held investments in Southern Union stock on the October 11, 2011 record date for the Special Meeting of Southern Union Stockholders to consider the merger (the “Special Meeting”), the proxy materials that you received included a proxy card that you can use to vote your shares of Southern Union stock held in your Plan account FOR or AGAINST the proposed merger and certain other matters.  The proxy materials that you received also included information relating to shareholder elections, subject to certain limitations, to receive merger consideration in the form of cash (a “cash election”) or ETE common units (an “equity election”), or a combination of both.  However, because your Plan account investments in Southern Union stock will have been liquidated and eliminated before the closing date of the proposed merger, you will not be permitted to make a cash election or an equity election with respect to the Southern Union stock held in your Plan account, regardless of whether you receive a merger consideration election form.

Liquidation of the Southern Union Stock Held in the Savings Plan and Reinvestment of the Liquidation Proceeds

 As noted above, any Southern Union stock remaining in your Plan account when the Blackout Period begins will be sold in the open market by the Plan trustee.  It is anticipated that the trustee will sell the remaining Southern Union stock held by the Plan on the open market over a period of four (4) consecutive business days.

The total proceeds generated by the sale of the remaining stock will be allocated on a pro rata basis to the accounts of those Participants who hold Plan investments in Southern Union stock when the Blackout Period begins, so that the account of each of those Participants receives an allocation equal to the average price per share generated by the trustee’s sales, multiplied by the number of shares allocated to the Participant’s account when the Blackout Period begins. The allocation of the proceeds of the Liquidation to the affected Participants’ accounts and the reinvestment of those proceeds, as described in the following paragraph, is expected to be completed at 4 p.m. ET on Friday, January 13, 2012.

If your Plan account continues to hold investments in Southern Union stock when the Blackout Period begins, you will have until 4 p.m. ET on Thursday, January 5, 2012 to direct the manner in which to invest the proceeds of the Liquidation; however, if you do not provide investment directions by this deadline, your Liquidation proceeds will be invested in the default investment option described in the Default Investment Notice distributed with this Notice.  Similarly, if you have directions in place to invest all or a portion of the contributions that you make to the Plan, or that Southern Union makes to the Plan on your behalf, in Southern Union stock, you will have until 4 p.m. ET on Thursday, January 5, 2012 to direct the manner in which to invest these contributions; however, if you do not provide investment directions by this deadline, these contributions that are made to the Plan after the Blackout Period begins will be invested in the default investment option described in the Default Investment Notice distributed with this Notice.

During Blackout Period, Temporary Restrictions on Rights Otherwise Available under the Savings Plan

During the Blackout Period, those Participants who continue to hold investments in Southern Union stock in their Plan accounts at 4 p.m. ET on Thursday, January 5, 2012 (1) will be unable to direct or diversify investments in Southern Union stock held in their Plan accounts, and (2) will be unable to obtain loans or distributions (including in-service distributions) from the Plan.  Whether or not you are planning retirement in the near future, you are encouraged to carefully consider how the Blackout Period may affect your retirement planning, as well as your overall financial plan.

Preparation for Blackout Period

It is very important that you review and consider the appropriateness of your current investments, including investments in Southern Union stock, in advance of the Blackout Period, in light of your inability to direct or diversify investments held in Southern Union stock during the Blackout Period.  For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments.  You should be aware that there is a risk of holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds.  Should Southern Union stock have a wide price swing during the Blackout Period, you would not be able to direct the sale of the stock from your account, and you might incur a large loss during the Blackout Period.

The Blackout Period described in this Notice will only occur if the holders of a majority of the issued and outstanding shares of the Southern Union stock entitled to vote at the Special Meeting vote FOR the proposed merger.  Otherwise, the Blackout Period will not occur.

Questions

If you have questions concerning the Blackout Period or any of the information provided in this Notice, please contact J.P. Morgan Retirement Plan Services at (800) 345-2345 or 11500 Outlook Street, Overland Park, KS 66211-1804.  The TDD number for hearing-impaired Participants is (800) 345-1833.

Additional Information Regarding This Rule 425 Filing

In connection with the transaction, ETE and Southern Union have filed certain documents, including a proxy statement / prospectus, with the SEC. Investors and security holders are urged to carefully read the definitive proxy statement/prospectus filed with the SEC because it contains important information regarding ETE, Southern Union and the transaction.

The definitive proxy statement/prospectus has been sent to stockholders of Southern Union seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by ETE and Southern Union with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement/prospectus and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s website, www.energytransfer.com. The definitive proxy statement/prospectus and such other documents relating to Southern Union may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, or from Southern Union’s website, www.sug.com. Investors and security holders are urged to carefully read the proxy statement / prospectus and such other documents filed with the SEC because the materials contain important information regarding ETE, Southern Union and the transaction.

ETE, Southern Union and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation is set forth in the definitive proxy statement/prospectus.